Filed by Harman International Industries, Incorporated.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Harman International Industries, Incorporated.
Commission File No. 001-09764
May 2, 2007
To: Harman Professional Reps and Distributors
Attached is a copy of the press release announcing that Harman International will be acquired by affiliates of the investment firms Kohlberg Kravis Roberts and Goldman Sachs Capital Partners. The new company will carry the Harman International name. Dr. Harman will be its Executive Chairman and a substantial investor.
We expect that this transaction will provide Harman International Industries with the resources and flexibility to continue to lead and innovate. It is the goal of all stakeholders in this transaction to ensure that Harman Professional continues as the leader in the professional audio markets. I do not expect that you will see any difference in day-to-day operations.
Although this transaction may take some time to complete, my team and I are fully committed to our primary obligation – serving our customers.
I thank you for your support in the past and I look forward to our continued association.
Sincerely,

Blake Augsburger
President
Enclosure

Harman International
PRESS RELEASE

April 26, 2007	FOR IMMEDIATE RELEASE
Contact: Robert C. Ryan
Vice President — Treasurer
Harman International Industries, Incorporated
202-393-1101
HARMAN INTERNATIONAL INDUSTRIES TO BE ACQUIRED BY KKR AND
GS CAPITAL PARTNERS
Harman Stockholders Can Elect to Receive $120 Per Share In Cash
or Shares in Post-Transaction Company
Transaction Valued at Approximately $8 Billion
WASHINGTON, April 26, 2007 – Harman International Industries, Inc. (NYSE: HAR) today announced that it has entered into an agreement to be acquired by affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and GS Capital Partners (“GSCP”) in a transaction valued at approximately $8 billion. The transaction was unanimously approved by the Harman Board of Directors, following the recommendation of a Special Committee of independent directors. KKR initiated discussions with Harman and structured the transaction so that current Harman stockholders have the opportunity to participate in the future upside potential of the enterprise. The company will continue to be named Harman International Industries and Dr. Sidney Harman, Founder and Executive Chairman, will remain Executive Chairman.
Dr. Harman stated: “We are pleased to reach an agreement with KKR and GSCP that is in the best interest of our stockholders, presenting them with excellent value for their shares and the opportunity to participate in Harman’s future growth. KKR and GSCP are two of the world’s leading private equity investors and our Board of Directors strongly believes that this transaction will create attractive long-term opportunities for our employees, customers and business partners. Together, we will continue to execute our strategic plan, capitalize on new opportunities, and build on our history of product innovation and service excellence.”
Henry R. Kravis, Co-Founding Member of KKR, said, “Harman is one of the world’s outstanding providers of audio equipment and infotainment systems with an unparalleled portfolio of legendary brands and strong customer relationships. Since founding Harman more than 50 years ago, Dr. Sidney Harman has brought exceptional vision to the company and we are proud to work with him and the management team to continue building the value of their company.”
Under the terms of the agreement, Harman stockholders will be entitled to receive $120 in cash for each share of Harman common stock they hold. As an alternative to receiving the cash consideration, Harman’s stockholders will be offered the opportunity to elect, on a purely voluntary basis, to exchange some or all of their shares of Harman stock for shares in the new corporation incorporated by KKR and GSCP in order to acquire Harman. The total amount of Harman shares that may elect to receive shares in the post-transaction corporation is approximately 8.3 million, which would represent $1.0 billion (at the $120 per share transaction value) and an approximate 27% equity stake in Harman following the transaction. If elections for post-transaction shares exceed the $1.0 billion cap, post-transaction shares will be allocated to electing stockholders on a pro-rated basis, and the remaining Harman shares will be exchanged for cash. The election process will be fully detailed in the proxy statement/prospectus that will be mailed to Harman stockholders.
Dr. Harman, who owns approximately 5% of the outstanding common stock of Harman, will participate in the same election process available to all stockholders. He has committed that he will elect to exchange half of his current holdings for post-transaction shares, subject to the same pro ration that applies to all stockholders as described above.
Under the agreement, Harman may solicit proposals for alternative transactions from third parties for a 50-day period ending on June 15, 2007. Harman’s Board of Directors will work with its independent advisors to solicit proposals during this period. There can be no assurances that this solicitation will result in an alternative transaction. Harman does not intend to disclose developments with respect to this solicitation process unless and until its Board of Directors has made a decision regarding any alternative proposals.
Completion of the transaction, which is expected to occur in the third quarter of 2007, is subject to the approval of Harman stockholders, customary closing conditions and regulatory approvals. The Board of Directors of Harman has unanimously recommended that Harman stockholders vote in favor of the transaction.
The stock of the new corporation issued to current shareholders in exchange for their existing shares will be registered with the U.S. Securities and Exchange Commission. The shares will not be listed on any exchange, although the buyers expect that there will be market makers in the stock.
Bank of America Securities LLC, Credit Suisse, Goldman Sachs and Lehman Brothers have committed debt financing for the transaction, subject to customary terms and conditions, and are also acting as financial advisors to KKR and GSCP. Simpson Thacher & Bartlett LLP is acting as legal advisor to KKR and

GSCP. Bear, Stearns & Co. Inc. is acting as Harman’s financial advisor. Wachtell, Lipton, Rosen & Katz is providing legal counsel to the Special Committee of the Harman Board of Directors, and Jones Day is providing legal counsel to Harman.
About Harman International
Harman International Industries, Incorporated (www.harman.com) is a leading manufacturer of high-quality, high fidelity audio products and electronic systems for the automotive, consumer and professional markets. Its brands include Harman Kardon®, JBL®, Mark Levinson® and Infinity®, among others. The company maintains a strong presence in the Americas, Europe and Asia, employing over 10,500 people. The Company’s stock is traded on the New York Stock Exchange under the Symbol: HAR.
About KKR
Kohlberg Kravis Roberts & Co. (KKR) is one of the world’s oldest and most experienced private equity firms specializing in management buyouts. Founded in 1976, it has offices in New York, Menlo Park, London, Paris, Hong Kong and Tokyo. Throughout its history, KKR has brought a long-term investment approach to its portfolio companies, focusing on working in partnership with management teams and investing for future competitiveness and growth. Since its founding, KKR has completed more than 150 transactions with an aggregate value of over US$279 billion. (www.kkr.com).
About GS Capital Partners
Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1992, the GS Capital Partners family of funds is part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 13 investment vehicles aggregating $56 billion of capital raised. GS Capital Partners VI is the current primary investment vehicle for Goldman Sachs to make large, privately negotiated equity investments.
Additional Information and Where To Find It
The parties to the merger agreement intend to file a registration statement that will include a proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN INVESTORS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other filings containing information about Harman and the merger, when available, from the SEC at the SEC’s web site at http://www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Company and the merger can be obtained, when available, without charge, by directing a request to Harman International Industries, Incorporated; Attention: Investor Relations, 1101 Pennsylvania Ave., N.W., Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, www.harman.com.
Forward-Looking Information
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements.
These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against Harman and others following the announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to the merger; (4) the failure to obtain the necessary financing arrangements set forth in the commitment letter received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (6) other factors described in Harman’s filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q and 8-K. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Harman’s ability to control or predict. Harman undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.
Interests of Participants
The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that Harman intends to file with the SEC in connection with the scheduled special meeting of its stockholders.

CONTACTS:
For Harman International:
Robert C. Ryan
VP and Treasurer
202-662-2215
For KKR:
Mark Semer/Ruth Pachman
Kekst and Company
212-521-4800
For GS Capital Partners:
Michael DuVally
212-902-2605